Contact

www.linkedin.com/in/jacqueline-lovern-783988184 (LinkedIn)

Top Skills

Management
Leadership
Business Development

Jacqueline Lovern

President/Co-Owner of Fetch! Gourmet Dog Treats, LLC
Buffalo, New York, United States

Experience

Fetch! Gourmet Dog Treats, LLC
President/Co-Owner
October 2012 - Present (13 years 7 months)
Buffalo/Niagara, New York Area

I started the company in 2012 when I adopted my miniature schnauzer
Sargent Pepperoni. It quickly grew from a hobby that was based out of my
house to a company that is in over 140 retail locations nationwide. Our
product is made with human grade ingredients that is not only high in quality
but also has many healthy benefits.

Teds Jumbo Red Hots Inc
Office Manager
October 2010 - March 2019 (8 years 6 months)
Buffalo/Niagara, New York Area

I was in charge of payroll, HR benefits, accounts payable and the daily
operations of the corporate office. I was responsible for sorting through the
weekly folders turned in from the 10 locations, which had time cards, payroll
changes, sales detail sheets and invoices.

Subway
Office Manager
December 2004 - October 2010 (5 years 11 months)
Buffalo/Niagara, New York Area

Some of my responsibilities were accounts payable, completing month-end
closings, reconcile bank account, payroll and HR Benefits for 14 locations.

Education

North Tonawanda High School
 · (1995)

Niagara County Community College
Business Administration and Management, General